Exhibit 99.1

ASM International N.V.

Contact:	Naud van der Ven	+ 31 30 229 85 40
	Mary Jo Dieckhaus	+ 1 212 986 29 00
	Erik Kamerbeek	+ 31 30 229 85 00

ASM INTERNATIONAL REPORTS FINAL

FOURTH QUARTER 2007 AND FULL YEAR 2007 OPERATING RESULTS

BILTHOVEN, THE NETHERLANDS, February 27, 2008—ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its final fourth quarter 2007 and full year 2007 operating results in accordance with US GAAP.

•

Front-end achieved its target of positive net earnings for 2007 (excluding the expense resulting from early extinguishment of convertible debt). For the fourth consecutive quarter, Front-end achieved positive net earnings (excluding the expense resulting from early extinguishment of convertible debt);

•	Back-end reported record sales and net earnings for both the year and the second half of 2007, as measured in Hong Kong dollar;

•	Full year 2007 net sales of EUR 955.2 million, up 9% from the full year 2006. Sales from our Front-end segment were up 10% and sales from our Back-end segment were up 8%;

•	The weakening of foreign currencies against the euro in 2007 as compared to 2006 impacted total sales negatively by 7%. The impact on Front-end sales was 5%, the impact on Back-end sales was 9%.

•

Net earnings for the full year 2007 were EUR 61.0 million, or EUR 1.06 diluted net earnings per share, as compared to net earnings from continued operations of EUR 54.7 million, or EUR 1.02 diluted net earnings from continued operations per share for the full year 2006;

•	Full year 2007 bookings of EUR 921.3 million, up 4% from the full year 2006;

•	Fourth quarter of 2007 net sales of EUR 236.9 million, down 7% from the third quarter of 2007 and up 6% from the fourth quarter of 2006;

•

Net earnings of the fourth quarter of 2007 were EUR 19.1 million, or EUR 0.33 diluted net earnings per share, as compared to net earnings of EUR 15.8 million, or EUR 0.28 diluted net earnings per share for the third quarter of 2007 and net earnings from continued operations of EUR 12.0 million or EUR 0.22 diluted net earnings from continued operations per share in the fourth quarter of 2006;

•

Bookings in the fourth quarter of 2007 were EUR 250.5 million, up 27% from the third quarter of 2007. Bookings from our Front-end segment were up 62% and bookings from our Back-end segment were up 8%. Year-end backlog was EUR 200.4 million, up 7% from the end of the previous quarter.

“2007 was a very positive year for ASMI. Overall, we met or exceeded our performance targets for both Front-end and Back-end. Front-end operations were net profitable over four consecutive quarters, driven by advanced technology wins, and cost reduction programs. As measured in the local currency, Back-end reported record results for the second consecutive year, with record revenues and profits for the second half, and marked its sixth consecutive year as the market share leader of its industry,” commented Arthur del Prado, President and Chief Executive Officer. “At the corporate level, we utilized the EUR 49 million received from Back-end operations to fund several initiatives that increased shareholder value, namely: the buyback of US$35 million convertible securities, the repurchase of some common shares, and the payment of our first cash dividend.”

Unaudited Accounts

ASM International N.V. is currently finalizing the financial statements for the year ended December 31, 2007. We expect to be able to file our Form 20-F with the U.S. Securities and Exchange Commission within four weeks and to publish our Statutory Annual Accounts for the year 2007 in early April 2008. The consolidated balance sheets of ASM International N.V. as of December 31, 2007, the related statements of operations and cash flows for the year ended December 31, 2007 and all quarterly information as presented in this press release have not been audited by Deloitte Accountants B.V..

Three months ended December 31, 2007.

The following table shows the operating performance for the fourth quarter of 2007 as compared to the third quarter of 2007 and the fourth quarter of 2006:

(EUR millions, except earnings per share)	Q4 2006	Q3 2007	Q4 2007	% Change Q3 2007 to Q4 2007		% Change Q4 2006 to Q4 2007
Net sales	222.9	253.5	236.9	(7)%		6%
Gross profit	83.8	97.2	94.2	(3)%		12%
Gross profit margin %	37.6%	38.4%	39.8%	1.4	% (1)	2.2	% (1)
Selling, general and administrative expenses	(31.4)	(33.3)	(33.6)	1%		7%
Research and development expenses	(24.2)	(21.2)	(21.0)	(1)%		(13)%
Amortization of other intangible assets	—	(0.1)	(0.1)	na		na

Earnings from operations	28.2	42.6	39.5	(7)%		40%
Net earnings from continuing operations	12.0	15.8	19.1	21%		59%
Net loss from discontinued operations	(10.7)	—	—	na		na

Net earnings	1.3	15.8	19.1	21%		1,358%
Diluted net earnings from continuing operations per share	0.22	0.28	0.33
Diluted net loss from discontinued operations per share	(0.20)	—	—

Diluted net earnings per share	0.02	0.28	0.33
New orders	205.4	197.7	250.5	27%		22%
Backlog at end of period	234.3	186.8	200.4	7%		(14)%

(1)	Percentage point change

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the fourth quarter of 2007 as compared to the third quarter of 2007 and the fourth quarter of 2006:

(EUR millions)	Q4 2006	Q3 2007	Q4 2007	% Change Q3 2007 to Q4 2007	% Change Q4 2006 to Q4 2007
Front-end	111.2	107.9	106.3	(2)%	(4)%
Back-end	111.7	145.6	130.6	(10)%	17%

Total net sales	222.9	253.5	236.9	(7)%	6%

In the fourth quarter of 2007, net sales of wafer processing equipment (Front-end segment) represented 45% of total net sales. Net sales of assembly and packaging equipment and materials (Back-end segment) represented 55% of total net sales.

Net sales of our Front-end segment decreased slightly from the third quarter of 2007 in line with guidance.

The weakening of foreign currencies (amongst others the Yen, US dollar and US dollar related currencies) against the euro in the fourth quarter of 2007 as compared to the third quarter of 2007 and the fourth quarter of 2006 impacted total net sales negatively by 4% and 9% respectively.

Gross Profit Margin. The following table shows our gross profit and gross profit margin for Front-end and Back-end segments for the fourth quarter of 2007 as compared to the third quarter of 2007 and the fourth quarter of 2006:

(EUR millions)	Gross profit Q4 2006	Gross profit Q3 2007	Gross profit Q4 2007	Gross profit margin Q4 2006	Gross profit margin Q3 2007	Gross profit margin Q4 2007	Increase or (decrease) percentage points Q3 2007 to Q4 2007	Increase or (decrease) percentage points Q4 2006 to Q4 2007
Front-end	35.0	33.8	37.7	31.5%	31.4%	35.5%	4.1	4.0
Back-end	48.8	63.4	56.5	43.7%	43.5%	43.2%	(0.3)	(0.5)

Total gross profit	83.8	97.2	94.2	37.6%	38.4%	39.8%	1.4	2.2

The gross profit margin for the fourth quarter of 2007 of our Front-end segment is positively impacted by margin improvement in various product lines, and by changes in the product mix, with relatively more sales from product lines based on more advanced technology. In addition, revenue from a licensing agreement which commenced in the fourth quarter of 2007 contributed to the higher gross profit margin in the fourth quarter of 2007.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the fourth quarter of 2007 as compared to the third quarter of 2007 and the fourth quarter of 2006:

(EUR millions)	Q4 2006	Q3 2007	Q4 2007	% Change Q3 2007 to Q4 2007	% Change Q4 2006 to Q4 2007
Front-end	18.0	18.2	19.9	9%	11%
Back-end	13.4	15.1	13.7	(9)%	2%

Total selling, general and administrative Expenses	31.4	33.3	33.6	1%	7%

Included in selling, general and administrative expense of our Front-end segment for the fourth quarter of 2007 is a positive revaluation of fixed assets held for sale of EUR 0.8 million.

Selling, general and administrative expenses of our Front-end segment increased from the third quarter of 2007 as a result of, amongst others, external auditor’s expenditures with respect to Section 404 of the Sarbanes-Oxley Act, the adoption of US GAAP FIN 48 “Accounting for Uncertainty in Income Taxes”, a reduction in force, accruals for bonuses and pensions, and a provision for lease obligations.

Selling, general and administrative expenses of our Back-end segment decreased primarily from the third quarter of 2007 as a result of the weakening of foreign currencies against the euro.

As a percentage of net sales, selling, general and administrative expenses in the fourth quarter of 2007 were 14%, as compared to 13% in the third quarter of 2007 and 14% in the fourth quarter of 2006.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the fourth quarter of 2007 as compared to the third quarter of 2007 and the fourth quarter of 2006:

(EUR millions)	Q4 2006	Q3 2007	Q4 2007	% Change Q3 2007 to Q4 2007	% Change Q4 2006 to Q4 2007
Front-end	16.8	13.3	13.4	1%	(20)%
Back-end	7.4	7.9	7.6	(4)%	2%

Total research and development expenses	24.2	21.2	21.0	(1)%	(13)%

As a percentage of net sales, research and development costs in the fourth quarter of 2007 were 9%, as compared to 8% in the third quarter of 2007 and 11% in the fourth quarter of 2006.

Earnings from Operations. The following table shows earnings from operations for our Front-end and Back-end segments for the fourth quarter of 2007 as compared to the third quarter of 2007 and the fourth quarter of 2006:

(EUR millions)	Q4 2006	Q3 2007	Q4 2007	% Change Q3 2007 to Q4 2007	% Change Q4 2006 to Q4 2007
Front-end	0.2	2.3	4.3	92%	1,833%
Back-end	28.0	40.3	35.1	(13)%	26%

Total earnings from operations	28.2	42.6	39.5	(7)%	40%

Net Loss from Discontinued Operations. In 2006, ASM NuTool’s operations were accounted for as discontinued operations.

Net Earnings. The following table shows net earnings for our Front-end and Back-end segments for the fourth quarter of 2007 as compared to the third quarter of 2007 and the fourth quarter of 2006:

(EUR millions)	Q4 2006	Q3 2007	Q4 2007	% Change Q3 2007 to Q4 2007	% Change Q4 2006 to Q4 2007
Front-end	(11.4)	(3.8)	3.4	na	na
Back-end	12.7	19.6	15.7	(20)%	24%

Total net earnings	1.3	15.8	19.1	21%	1,358%

Net earnings for the Front-end segment for the fourth quarter of 2007 includes a gain on dilution of our investment in ASM Pacific Technology of EUR 3.0 million.

Net earnings for the Front-end segment for the fourth quarter of 2006 includes a net loss of discontinued operations of EUR 10.7 million, as well as a gain on dilution of our investment in ASM Pacific Technology of EUR 1.3 million.

Net earnings for the Back-end segment reflects our 53.1% ownership of ASM Pacific Technology.

For the fourth consecutive quarter, Front-end achieved positive net earnings (excluding the expense resulting from early extinguishment of convertible debt). Front-end achieved positive net earnings in the fourth quarter of 2007 of EUR 3.4 million. In the third quarter of 2007, excluding the expense resulting from early extinguishment of convertible debt of EUR 4.1 million, Front-end achieved positive net earnings of EUR 0.3 million.

Full year 2007

The following table shows the operating performance of 2007 in comparison to 2006 and the percentage change:

(EUR millions, except earnings per share)	2006	2007	% Change
Net sales	877.5	955.2	9%
Gross profit margin	338.8	361.1	7%
Gross profit margin %	38.6%	37.8%	(0.8	) (1)
Selling, general and administrative expenses	(120.6)	(129.7)	7%
Research and development expenses	(88.1)	(83.4)	(5)%
Amortization of other intangible assets	(0.6)	(0.6)	—

Earnings from operations	129.5	147.4	14%
Net earnings from continuing operations	54.7	61.0	12%
Net loss from discontinued operations	(20.4)	—	na

Net earnings	34.3	61.0	78%
Diluted net earnings from continuing operations per share	1.02	1.06
Diluted net loss from discontinued operations per share	(0.38)	—

Diluted net earnings per share	0.64	1.06
New orders for the year	889.9	921.3	4%
Backlog at the end of the year	234.3	200.4	(14)%

(1)	Percentage points change.

Net Sales. The following table shows net sales of our Front-end and Back-end segments and the percentage change between the years 2006 and 2007:

(EUR millions)	2006	2007	% Change
Front-end	409.4	450.9	10%
Back-end	468.1	504.3	8%

Total net sales	877.5	955.2	9%

In 2007, net sales of wafer processing equipment (Front-end segment) represented 47% of total net sales. Net sales of assembly and packaging equipment and materials (Back-end segment) represented 53% of total net sales in 2007.

The weakening of foreign currencies (amongst others the Yen, US dollar and US dollar related currencies) against the euro in 2007 as compared to 2006 impacted total sales negatively by 7%. The impact on Front-end sales was 5%, the impact on Back-end sales was 9%.

Gross Profit Margin. The following table shows our gross profit and gross profit margin for Front-end and Back-end segments and the percentage point increase or decrease in gross profit as a percentage of net sales between the years 2006 and 2007:

(EUR millions)	Gross profit 2006	Gross profit 2007	Gross profit margin 2006	Gross profit margin 2007	Increase or (decrease) percentage points
Front-end	127.8	145.0	31.2%	32.2%	1.0
Back-end	211.0	216.1	45.1%	42.8%	(2.3)

Total gross profit	338.8	361.1	38.6%	37.8%	(0.8)

The gross profit margin of our Front-end segment for 2007 is positively impacted by increased margins of our product lines in developments, by changes in the product mix, and by cost reduction programs. In addition, revenue from a licensing agreement which commenced in the fourth quarter of 2007 contributed to the higher gross profit margin in 2007. Increased manufacturing of generic subassemblies and components by ASM Front-End Manufacturing Singapore (“FEMS”) also contributed to the higher gross profit margin in 2007. At the end of 2007, generic subassemblies for Vertical Furnaces and Epitaxy systems are manufactured in this facility. These positive factors more than compensated pressure on sales prices mainly resulting from foreign currency developments.

The gross profit margin of our Back-end segment decreased due to the cost of increasing manufacturing capacity.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments and the percentage change between the years 2006 and 2007:

(EUR millions)	2006	2007	% Change
Front-end	67.3	75.4	12%
Back-end	53.3	54.3	2%

Total selling, general and administrative expenses	120.6	129.7	7%

Selling, general and administrative expenses of our Front-end segment increased as a result of increased effort to achieve the sales recorded in 2007 and to position our Front-end segment product lines in the market for future sales.

Selling, general and administrative expenses were 14% of net sales, in 2006 and 2007.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments and the percentage change between the years 2006 and 2007:

(EUR millions)	2006	2007	% Change
Front-end	58.6	53.6	(9)%
Back-end	29.5	29.8	1%

Total research and development expenses	88.1	83.4	(5)%

The decrease in the Front-end segment was the result of a concentration on a limited number of specific research and development projects.

As a percentage of net sales, research and development expenses decreased from 10% for the year 2006 to 9% in 2007.

Earnings from Operations. The following table shows net earnings from operations for our Front-end and Back-end segments and the percentage change between the years 2006 and 2007:

(EUR millions)	2006	2007	% Change
Front-end	1.4	15.5	1,007%
Back-end	128.1	131.9	3%

Consolidated earnings from operations	129.5	147.4	14%

A breakdown of our earnings from operations of our Front-end and of our Front-end segment between our established products Vertical Furnaces, Epitaxy and PECVD, products in development and unallocated overhead is as follows:

(EUR millions)	2006	2007	% Change
Established products	37.2	38.4	3%
Products in development	(27.5)	(10.0)	(64)%
Unallocated overhead	(8.3)	(12.9)	55%

Earnings from operations Front-end segment	1.4	15.5	1,007%

The loss from operations of our Front-end segment products in development decreased as a result of the increased level of sales of our TP product line and tight cost control.

The unallocated loss from operations for 2006 was positively impacted by a reclassification of provisions of € 2.5 million to individual product lines.

Net Loss from Discontinued Operations. In 2006, ASM NuTool’s operations were accounted for as discontinued operations.

Net Earnings. The following table shows net earnings for our Front-end and Back-end segments and the percentage change between the years 2006 and 2007:

(EUR millions)	2006	2007	% Change
Front-end	(29.0)	(2.3)	(92)%
Back-end	63.3	63.3	—

Consolidated net earnings	34.3	61.0	78%

Net earnings for the Front-end segment for 2007 and 2006 include a gain on dilution of our investment in ASM Pacific Technology of EUR 3.0 million, respectively EUR 1.3 million.

Net earnings for the Front-end segment for 2006 includes a net loss of discontinued operations of EUR 20.4 million.

Excluding the expense resulting from early extinguishment of convertible debt of EUR 10.0 million, Front-end achieved positive net earnings in 2007 of EUR 7.7 million.

Net earnings for the Back-end segment reflects our 53.1% ownership of ASM Pacific Technology.

Bookings and backlog

The following table shows, for our Front-end and Back-end segments, the level of new orders for the fourth quarter of 2007 and the backlog at the end of the fourth quarter as compared to the third quarter of 2007 and the fourth quarter of 2006:

(EUR millions, except book-to-bill ratio)	Q4 2006	Q3 2007	Q4 2007	% Change Q3 2007 to Q4 2007	% Change Q4 2006 to Q4 2007
Front-end:
New orders for the quarter	115.6	68.3	110.8	62%	(4)%
Backlog at the end of the quarter	155.5	94.7	99.2	5%	(36)%
Book-to-bill ratio (new orders divided by net sales)	1.04	0.63	1.04
Back-end:
New orders for the quarter	89.8	129.4	139.7	8%	56%
Backlog at the end of the quarter	78.8	92.1	101.2	10%	28%
Book-to-bill ratio (new orders divided by net sales)	0.80	0.89	1.07
Total
New orders for the quarter	205.4	197.7	250.5	27%	22%
Backlog at the end of the quarter	234.3	186.8	200.4	7%	(14)%
Book-to-bill ratio (new orders divided by net sales)	0.92	0.78	1.06

The following table shows the level of new orders during 2006 and 2007 and the backlog at December 31, 2006 and December 31, 2007 and the percentage change:

(euro million)	2006	2007	% Change
Front-end:
New orders for the year	429.5	394.6	(8)%
Backlog at the end of the year	155.5	99.2	(36)%
Book-to-bill ratio (new orders divided by net sales)	1.05	0.88
Back-end:
New orders for the year	460.4	526.7	14%
Backlog at the end of the year	78.8	101.2	28%
Book-to-bill ratio (new orders divided by net sales)	0.98	1.04
Total
New orders for the year	889.9	921.3	4%
Backlog at the end of the year	234.3	200.4	(14)%
Book-to-bill ratio (new orders divided by net sales)	1.01	0.96

Liquidity and capital resources

Net cash provided by operations was EUR 36.5 million for the fourth quarter of 2007 as compared to net cash provided by operations of EUR 39.5 million for the fourth quarter of 2006. For the year 2007, net cash provided by operations was EUR 105.6 million as compared to EUR 143.8 million for 2006. The decrease noticed in 2007 is primarily the result of increased working capital.

Net cash used in investing activities was EUR 13.8 million for the fourth quarter of 2007 as compared to EUR 4.2 million for the fourth quarter of 2006. For the year 2007, net cash used in investing activities was EUR 44.5 million as compared to EUR 30.1 million for 2006. Net cash used in investing activities for the year 2006 was positively impacted by the proceeds of EUR 11.0 million of the sale of substantially all of ASM NuTool’s patent portfolio.

Net cash provided by financing activities was EUR 4.6 million for the fourth quarter of 2007 as compared to net cash provided by financing activities of EUR 1.7 million for the fourth quarter of 2006. Net cash used in financing activities for 2007 was EUR 81.3 million. During that period, we repaid EUR 2.0 million of short term bank facilities, repaid EUR 42.3 million of long-term debt and convertible subordinated debt, received EUR 14.5 million in new long-term debt, purchased treasury shares of EUR 8.2 million, paid EUR 5.4 million dividend and received EUR 5.0 million from the issuance of common shares. In 2007, ASMPT paid EUR 42.9 million in dividends to its minority shareholders. With the purchase of treasury shares, the buy back of convertible debt and the payment of dividend, we have completed the distribution of EUR 49.0 million cash dividend received from ASMPT in 2007.

In 2008 and 2009, ASMI will continue to utilize the dividend from ASMPT on a combination of buy back of shares, buy back of convertibles, payment of cash dividends and/or buying some additional shares in ASMPT to retain the November 2006 level of ownership.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, increased from EUR 227.1 million at December 31, 2006 to EUR 271.9 million at December 31, 2007. The increase is primarily the result of increased sales and manufacturing levels. The number of outstanding days of working capital, measured based on annual sales, increased from 94 days at December 31, 2006 to 104 days at December 31, 2007. For the same period, our Front-end segment increased from 121 days to 125 days and our Back-end segment increased from 71 days to 85 days.

At December 31, 2007, the Company’s principal sources of liquidity consisted of EUR 167.9 million in cash and cash equivalents and EUR 102.2 million in undrawn bank lines. Approximately EUR 67.8 million of the cash and cash equivalents and EUR 26.2 million of the undrawn bank lines are restricted to use in the Company’s Back-end operations and EUR 11.4 million of the cash and cash equivalents and EUR 25.8 million in undrawn bank lines are restricted to use in the Company’s Front-end operations in Japan.

Management Succession

On March 1, 2008, Arthur del Prado will step down as President and Chief Executive Officer of ASM International, the Company he founded in the Netherlands forty years ago. He will be nominated to the General Meeting of Shareholders in May 2008 for appointment as Honorary Chairman and will continue to serve the Company as advisor to the Supervisory Board.

The Boards express their appreciation for his vision, leadership and steadfast commitment to creating a unique global enterprise at the vanguard of advanced technologies. The Boards also recognize his many contributions to the semiconductor industry at large and especially in Europe where he has rightly earned the designation, “Father of the European Semiconductor Equipment Industry”.

Chuck del Prado will become Chief Executive Officer on March 1, 2008 in accordance with the Company’s succession plan, as indicated in a press release issued by the Boards on May 22, 2007.

Composition Supervisory Board

Berend Brix will resign as member of the Supervisory Board as per the date of the General Meeting of Shareholders in May 2008, for personal reasons. The Company thanks him for his valuable contribution to the Supervisory Board and its Audit Committee over the past years.

The Supervisory Board will propose a new member with a recognised international semiconductor industry background.

Getting to Front-end Peer Operating Margins

“The first half of 2008 is expected to be difficult due to adverse Front-end market conditions.” stated Chuck del Prado, adding “ASMI has a strong portfolio of advanced-technology products and processes firmly established, ASMI’s primary focus will be on execution and Front-end margin improvement.” Chuck del Prado will start on March 1, 2008 as the new Chief Executive Officer. Under his stewardship, ASMI management is currently reviewing the existing business plans for reaching Front-end peer group operating margins. The refined plan will take into account the growing global economic uncertainty and a steeper downturn in capital equipment spending than anticipated in 2006. The Company will disseminate further plan details prior to the General Meeting of Shareholders in May 2008.

Outlook

We face a challenging semiconductor equipment environment in 2008. If industry expectations for a material decline in wafer processing equipment will materialize, this will clearly impact industry participants including ASMI.

In Front-end, we have been witnessing volatile customer demand patterns over the past few months, reflecting both an industry contraction and concerns over the macro-economic environment. Although we experienced strong bookings in the final quarter of 2007, a large portion of those orders was for delivery in the fourth quarter of 2007. Based on the above, we expect for the first quarter of 2008 lower Front-end revenues and profitability compared to the fourth quarter of 2007.

In assembly and packaging, although industry fundamentals remain relatively healthy for our Back-end operations at this time, visibility is poor. Nevertheless, due to its sector leadership position and rising share of diversified applications markets, we expect our Back-end to continue to contribute solid operating results going forward.

ASM INTERNATIONAL CONFERENCE CALL

ASM International will host an investor conference call and web cast on

THURSDAY, FEBRUARY 28, 2008 at

09:00 a.m. US Eastern time

15:00 p.m Continental European time.

The teleconference dial-in numbers are as follows:

United States:	+1 866.761.0748
International:	+1 617.614.2706
Participation pass code is 636 73 587

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through March 12, 2008. The replay dial-in numbers are:

United States:	+1 888.286.8010
International:	+1 617.801.6888
Participation pass code is 900 46 838

About ASM International

ASM International N.V., headquartered in Bilthoven, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(EUR thousands, except earnings per share data)	Three months ended December 31,		Year ended December 31,
	2006	2007	2006	2007
	(unaudited)	(unaudited)		(unaudited)
Net sales	222,877	236,933	877,491	955,239
Cost of sales	(139,055)	(142,733)	(538,674)	(594,163)

Gross profit	83,822	94,200	338,817	361,076
Operating expenses:
Selling, general and administrative	(31,368)	(33,604)	(120,654)	(129,676)
Research and development	(24,239)	(20,990)	(88,130)	(83,468)
Amortization of other intangible assets	(40)	(133)	(553)	(553)

Total operating expenses	(55,647)	(54,727)	(209,337)	(213,697)

Earnings from operations	28,175	39,473	129,480	147,379
Net interest expense	(1,121)	(789)	(5,824)	(3,753)
Expense resulting from early extinguishment of debt	—	—	—	(10,049)
Foreign currency transaction gains (losses)	(59)	144	(1,250)	(1,020)

Earnings from continuing operations before income taxes and minority interest	26,995	38,828	122,406	132,557
Income tax expense	(5,275)	(9,037)	(14,095)	(19,245)

Earnings from continuing operations before minority interest	21,720	29,791	108,311	113,312
Minority interest	(10,963)	(13,711)	(54,882)	(55,345)
Gain on dilution of investment in subsidiary	1,255	3,010	1,255	3,010

Net earnings from continuing operations	12,012	19,090	54,684	60,977
Loss from discontinued operations before income taxes	(10,703)	—	(20,350)	—
Income tax expense	—	—	—	—

Net loss from discontinued operations	(10,703)	—	(20,350)	—

Net earnings	1,309	19,090	34,334	60,977

Net earnings (loss) per share:
Basic net earnings from continuing operations	0.22	0.35	1.02	1.13
Basic net loss from discontinued operations	(0.20)	—	(0.38)	—
Basic net earnings	0.02	0.35	0.64	1.13
Diluted net earnings from continuing operations	0.22	0.33	1.02	1.06
Diluted net loss from discontinued operations	(0.20)	—	(0.38)	—
Diluted net earnings	0.02	0.33	0.64	1.06

Weighted average number of common shares used in computing per share amounts (in thousands):
Basic	53,613	54,005	53,403	53,968
Diluted (1)	53,852	64,170	53,575	65,383

(1) The calculation of diluted net earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings (loss) are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings (loss) due to the related impact on interest expense. The calculation is done for each reporting period individually. For the three months and the year ended December 31, 2006 the effect of a potential conversion of convertible debt into 11,886,738 common shares was anti-dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net earnings for those periods.

ASM INTERNATIONAL N.V.

CONSOLIDATED BALANCE SHEETS

(EUR thousands, except share data)	December 31, 2006	December 31, 2007
		(unaudited)
Assets
Cash and cash equivalents	193,872	167,923
Accounts receivable, net	198,359	229,160
Inventories, net	197,089	205,504
Income taxes receivable	49	117
Deferred tax assets	3,140	4,062
Other current assets	24,009	26,786

Total current assets	616,518	633,552
Debt issuance costs	3,938	2,316
Deferred tax assets	1,052	951
Other intangible assets	4,948	4,251
Goodwill, net	54,576	49,621
Property, plant and equipment, net	151,265	149,642

Total Assets	832,297	840,333

Liabilities and Shareholders’ Equity
Notes payable to banks	19,657	16,677
Accounts payable	99,841	99,046
Accrued expenses	70,773	68,076
Advance payments from customers	8,095	10,039
Deferred revenue	13,652	12,377
Income taxes payable	15,952	19,686
Current portion of long-term debt	7,344	15,438

Total current liabilities	235,314	241,339
Pension liabilities	3,490	3,872
Deferred tax liabilities	620	799
Long-term debt	19,267	15,828
Convertible subordinated debt	182,232	138,993

Total Liabilities	440,923	400,831
Minority interest	114,916	120,624
Shareholders’ Equity:
Common shares
Authorized 110,000,000 shares, par value EUR 0.04, issued and outstanding 53,828,745 and 54,005,214 shares	2,153	2,160
Financing preferred shares, issued none	—	—
Preferred shares, issued none	—	—
Capital in excess of par value	316,745	319,657
Treasury shares at cost	—	(3,985)
Retained earnings	18,748	73,965
Accumulated other comprehensive loss	(61,188)	(72,919)

Total Shareholders’ Equity	276,458	318,878

Total Liabilities and Shareholders’ Equity	832,297	840,333

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EUR thousands)	Three months ended December 31,		Year ended December 31,
	2006	2007	2006	2007
	(unaudited)	(unaudited)		(unaudited)
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net earnings	1,309	19,090	34,334	60,977
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation property, plant and equipment	7,725	8,210	35,067	33,250
Amortization of other intangible assets	945	345	2,439	1,391
Impairment of property, plant and equipment	—	(788)	—	(788)
Impairment and disposal of discontinued operations	9,507	—	12,841	—
Amortization of debt issuance costs	318	172	976	825
Compensation expense employee stock option plan	403	391	1,421	1,718
Compensation expense employee share incentive scheme ASMPT	1,748	1,935	7,290	7,685
Deferred income taxes	(664)	(733)	(151)	(913)
Expense resulting from early extinguishment of debt	—	—	—	10,049
Minority interest	10,963	13,712	54,882	55,346
Gain on dilution of investment in subsidiary	(1,255)	(3,010)	(1,255)	(3,010)
Changes in other assets and liabilities:
Accounts receivable	5,647	7,807	(7,143)	(47,859)
Inventories	(4,718)	3,606	(26,095)	(26,613)
Other current assets	1,757	4,312	(1,632)	(5,184)
Accounts payable and accrued expenses	372	(13,533)	15,585	9,872
Advance payments from customers	58	(740)	1,403	3,044
Deferred revenue	1,650	(2,946)	4,241	(741)
Pension liabilities	496	343	629	775
Income taxes	3,246	(1,660)	8,960	5,781

Net cash provided by operating activities	39,507	36,513	143,792	105,605

Cash flows from investing activities:
Capital expenditures	(15,193)	(15,029)	(39,374)	(47,206)
Purchase of other intangible assets	(856)	(49)	(3,298)	(695)
Acquisition of business, net of common shares issued and cash acquired	(356)	(281)	(1,162)	(281)
Proceeds from sale of property, plant and equipment	1,198	1,606	2,750	3,652
Proceeds from sale of intangible assets	11,032	—	11,032	—

Net cash used in investing activities	(4,175)	(13,753)	(30,052)	(44,530)

Cash flows from financing activities:
Notes payable to banks, net	(1,729)	1,788	1,052	(2,013)
Proceeds from long-term debt and subordinated debt	646	4,738	2,694	14,496
Repayments of long-term debt and subordinated debt	(2,078)	(2,316)	(6,282)	(42,344)
Purchase of treasury shares	—	—	—	(8,162)
Proceeds from issuance of common shares and exercise of stock options	4,883	385	11,843	5,015
Dividend to minority shareholders ASMPT	—	—	(51,125)	(42,900)
Dividend to shareholders ASMI	—	—	—	(5,397)

Net cash provided by (used in) financing activities	1,722	4,595	(41,818)	(81,305)
Exchange rate effects	(4,956)	(1,319)	(13,050)	(5,719)

Net increase (decrease) in cash and cash equivalents	32,098	26,036	58,872	(25,949)
Cash and cash equivalents at beginning of period	161,774	141,887	135,000	193,872

Cash and cash equivalents at end of period	193,872	167,923	193,872	167,923

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest, net	3,454	2,484	6,000	3,890
Income taxes, net	3,300	11,382	5,893	14,329

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (1/2)

The Company organizes its activities in two operating segments, Front-end and Back-end.

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority interest of 53.1% at December 31, 2007, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment’s main operations are located in Hong Kong, Singapore, the People’s Republic of China and Malaysia.

(EUR thousands)	Front-end	Back-end	Total
Three months ended December 31, 2006	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	111,238	111,639	222,877
Gross profit	34,993	48,829	83,822
Earnings from operations	224	27,951	28,175
Net interest income (expense)	(1,933)	812	(1,121)
Foreign currency transaction gains (losses)	(154)	95	(59)
Income tax expense	(39)	(5,236)	(5,275)
Minority interest	—	(10,963)	(10,963)
Gain on dilution of investment in subsidiary	1,255		1,255
Net earnings (loss) from continuing operations	(647)	12,659	12,012
Net loss from discontinued operations	(10,703)	—	(10,703)
Net earnings (loss)	(11,350)	12,659	1,309
Capital expenditures and purchase of other intangible assets	7,906	8,143	16,049
Depreciation and amortization	4,266	4,404	8,670
Impairment and disposal of discontinued operations	9,507	—	9,507

Three months ended December 31, 2007	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	106,283	130,650	236,933
Gross profit	37,742	56,458	94,200
Earnings from operations	4,331	35,142	39,473
Net interest income (expense)	(1,199)	410	(789)
Expense resulting from early extinguishment of debt	—	—	—
Foreign currency transaction gains (losses)	(568)	712	144
Income tax expense	(2,163)	(6,874)	(9,037)
Minority interest	—	(13,711)	(13,711)
Gain on dilution of investment in subsidiary	3,010		3,010
Net earnings	3,411	15,679	19,090
Capital expenditures and purchase of other intangible assets	9,947	5,131	15,078
Depreciation and amortization	3,726	4,829	8,555
Impairment of property, plant and equipment	(788)	—	(788)

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (2/2)

(EUR thousands, except headcount)	Front-end	Back-end	Total
Year ended December 31, 2006
Net sales to unaffiliated customers	409,383	468,108	877,491
Gross profit	127,856	210,961	338,817
Earnings from operations	1,390	128,090	129,480
Net interest income (expense)	(9,131)	3,307	(5,824)
Foreign currency transaction losses	(1,228)	(22)	(1,250)
Income tax expense	(976)	(13,119)	(14,095)
Minority interest	—	(54,882)	(54,882)
Gain on dilution of investment in subsidiary	1,255	—	1,255
Net earnings (loss) from continuing operations	(8,690)	63,374	54,684
Net loss from discontinued operations	(20,350)	—	(20,350)
Net earnings (loss)	(29,040)	63,374	34,334
Capital expenditures and purchase of intangible assets	21,422	21,250	42,672
Depreciation and amortization	20,123	17,383	37,506
Impairment of and disposal of discontinued operations	12,841	—	12,841
Cash and cash equivalents	104,599	89,273	193,872
Capitalized goodwill	14,253	40,323	54,576
Other intangible assets	4,646	302	4,948
Other identifiable assets	328,257	250,644	578,901
Total assets	451,755	380,542	832,297
Total debt	227,793	707	228,500
Headcount in full-time equivalents (1)	1,860	9,008	10,868

Year ended December 31, 2007	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	450,899	504,340	955,239
Gross profit	145,036	216,040	361,076
Earnings from operations	15,525	131,854	147,379
Net interest income (expense)	(6,278)	2,525	(3,753)
Expense resulting from early extinguishment of debt	(10,049)	—	(10,049)
Foreign currency transaction gains (losses)	(1,902)	882	(1,020)
Income tax expense	(2,612)	(16,633)	(19,245)
Minority interest	—	(55,345)	(55,345)
Gain on dilution of investment in subsidiary	3,010	—	3,010
Net earnings (loss)	(2,306)	63,283	60,977
Capital expenditures and purchase of other intangible assets	17,664	30,237	47,901
Depreciation and amortization	16,084	18,557	34,641
Impairment of property, plant and equipment	(788)	—	(788)
Cash and cash equivalents	100,143	67,780	167,923
Capitalized goodwill	13,546	36,075	49,621
Other intangible assets	3,576	675	4,251
Other identifiable assets	333,013	285,525	618,538
Total assets	450,278	390,055	840,333
Total debt	186,936	—	186,936
Headcount in full-time equivalents (1)	1,834	9,989	11,823

(1) Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

ASM INTERNATIONAL N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

ASM International N.V. (“ASMI”) follows accounting principles generally accepted in the United States of America (“US GAAP”). Accounting principles applied are unchanged compared to the year 2006, except for the adoption on January 1, 2007 of Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a two step approach for recognizing and measuring tax positions taken or expected to be taken in a tax return. Prior to recognizing the benefit of a tax position in the financial statements, the tax position must be more-likely-than-not of being sustained based solely on its technical merits. Once this recognition threshold has been met, tax positions are recognized at the largest amount that is more-likely-than-not to be sustained. The adoption of FIN 48 did not impact the Company’s position and results of operations.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The minority interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

ASM INTERNATIONAL N.V.

RECONCILIATION US GAAP—IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The major differences relate to accounting for goodwill, accounting for minority interest, accounting for convertible subordinated notes, accounting for development expenses, accounting for option plans and accounting for pension plans.

The reconciliation between IFRS and US GAAP is as follows:

	Net earnings Three months ended December 31,		Net earnings Year ended December 31,
(EUR thousands, except per share data)	2006	2007	2006	2007
	(unaudited)	(unaudited)		(unaudited)
US GAAP	1,309	19,090	34,334	60,977
Adjustments for IFRS:
Classification of minority interest	10,963	13,711	54,882	55,345
Convertible subordinated notes	(2,718)	(1,897)	(9,899)	(11,179)
Development expenses	3,808	1,479	11,445	12,750
Option plans	(7)	—	85	6

Total adjustments	12,046	13,293	56,513	56,922
IFRS	13,355	32,383	90,847	117,899

IFRS allocation of net earnings:
Shareholders	2,392	18,672	35,965	62,554
Minority interest	10,963	13,711	54,882	55,345
Net earnings per share:
Basic	0.04	0.35	0.67	1.16
Diluted	0.04	0.34	0.67	1.16

(EUR thousands)	Equity December 31, 2006	Equity December 31, 2007
		(unaudited)
US GAAP	276,458	318,878
Adjustments for IFRS:
Goodwill	(10,575)	(9,569)
Classification of minority interest	114,916	120,624
Convertible subordinated notes	28,330	17,151
Development expenses	19,065	29,717
Pension plans	860	747

Total adjustments	152,596	158,670
IFRS	429,054	477,548